Exhibit 99(A)(1)(K)

[redacted]

SideChannel CEO Message Regarding Warrant Exchange Offer for [redacted]

Brian Haugli <brian@sidechannel.com>
Wed 12/6/2023 12:59 PM

To: [redacted]
Cc: [redacted]

Hello [redacted],

On July 1, 2022, I joined the services business that I founded, called SideChannel, with the company you invested in during 2021 called Cipherloc. We renamed the combined company to SideChannel, changed the ticker symbol to SDCH, and I became the Chief Executive Officer.

You received [redacted] warrants as part of your 2021 investment which have an exercise price of $0.36 and expire during April 2026. We worked closely with Paulson on crafting a warrant exchange offer that would convert your 2021 warrants into [redacted] shares of common stock and [redacted] new warrants.

As I've covered with Paulson and during investor update calls, this merger has created an actual future for past shareholders to see value in their investments.

Before the merger, the company I founded, SideChannel, was a profitable, revenue generating entity. That revenue engine is now a part of SDCH which experienced year-over-year growth in each quarter of fiscal year 2023.

We are increasing gross margins and have eliminated $1.3 million in operating expenses during the last six months. If we sustain our revenue growth, then the combination of our top line increases, improved margin, and reduced operating expenses, have us on a path to generate positive quarterly EBITDA and cash flow from operations by September 30, 2024.

Thank you for supporting Cipherloc and enabling it to develop Enclave.

My team of security professionals have accelerated and improved the development of Enclave, which is the software product Cipherloc contributed to the merger.

I am excited about what this product can do for companies who seek to increase cybersecurity resiliency through simpler and more effective network infrastructure management.

I am the largest shareholder in the company and share your motivation and desire to grow SideChannel's market cap.

I did not receive any cash during the merger. I rolled all of my equity from the previous company into SDCH. I hope you can see from my actions and our results that I am highly motivated to grow the value of SideChannel. I want to win and when I do, you will as well.

The 2021 warrants are an obstacle to growth.

We may need to engage the capital market to pursue strategic, accretive opportunities. Clauses in the 2021 warrants are a problem. The investment banks we speak with each say they can't work with us until these warrants are either in the money or expired.

It is a classic rock and hard place situation. The 2021 warrants that we all wish were in the money are a contributing factor to our inability to create the value necessary for them to be in the money.

[redacted]

We will not allow the 2021 warrants to get in the way of our growth and have identified a few options for working around the problematic clauses in the 2021 warrants:

- wait until they expire in April 2026,
- hope for sufficient open market buying to push the stock price above $0.36 prior to April 2026,
- pursue strategic growth initiatives through new entities that are not funded through SideChannel, or
- convert the current warrants into a basket of securities that support growth.

We believe the last option in the form of this offer to exchange your 2021 warrants for a combination of common stock and new warrants is the simplest, and lowest cost path for overcoming this hurdle while you the best option for participating in potentially transformative events.

We won't be offering a better deal than what's on the table today even if we don't see 100% this time around.

Our offer to exchange your 2021 warrants for common stock and new warrants expires at 5:00 pm EST on December 15, 2023. I do hope you see the opportunity here and participate in this offer.

Sincerely,

Brian